November 20, 2018

Darren Wells
Chief Financial Officer
GOODYEAR TIRE & RUBBER CO /OH/
200 Innovation Way
Akron, Ohio 44316-0001

       Re: GOODYEAR TIRE & RUBBER CO /OH/
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 8, 2018
           File No. 001-01927

Dear Mr. Wells:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results
of
Operations
Critical Accounting Policies
Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions, page
34

1. Considering the significance of the $749 million of foreign tax credits deferred tax assets to your consolidated financial statements and your conclusion that your undistributed foreign earnings are indefinitely reinvested, please expand your disclosures to clearly explain to investors the specific source of foreign income you are relying on to fully realize your foreign tax credits deferred tax assets. Please refer to comment 4 in our letter dated December 22, 2016, and comment 2 in our letter dated February 3, 2017, along with your corresponding letters dated January 9, 2017, and February 7, 2017, respectively.
 Darren Wells
GOODYEAR TIRE & RUBBER CO /OH/
November 20, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355, with any questions.



                                                          Sincerely,
FirstName LastNameDarren Wells
                                           Division of Corporation Finance
Comapany NameGOODYEAR TIRE & RUBBER CO /OH/
                                           Office of Manufacturing and
November 20, 2018 Page 2                   Construction
FirstName LastName